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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               American IDC Corp.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   0267 2M104
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                                 (CUSIP Number)


                                Gerald R. Newman,
                        289 S. Robertson Blvd., Suite 313
                            Beverly Hills, CA. 90211
                               Tel. (310) 652-6642
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                           May 16, 2003; June 10, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 0267 2M104
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Gerald R. Newman
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     U.S.A.
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               7.   Sole Voting Power
  NUMBER OF         793,200 shares on May 16, 2003; 1,993,200* shares on
                    June 10, 2003
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           793,200 shares on May 16, 2003; 1,993,200* shares on
                    June 10, 2003
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     793,200 shares on May 16, 2003; 1,993,200* shares on June 10, 2003
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     6.8% on May 16, 2003; 15.3% on June 10, 2003
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14.  Type of Reporting Person (See Instructions)
     IN
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* 1,200,000 shares are held by MergersLawyer.net, Inc. As an officer, director and controlling shareholder of MergersLawyer.net, Mr. Newman may be considered to be an indirect beneficial owner of the shares owned by MergersLawyer.net.

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     MergersLawyer.net, Inc.
     EIN No.: 95-4862478
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

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               7.   Sole Voting Power
  NUMBER OF         1,200,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,200,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,200,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     9.2%
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14.  Type of Reporting Person (See Instructions)
     CO
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ITEM 1.           Security and Issuer
-------------------------------------

         Common Stock, Par Value, $.001

         American IDC Corp.
         11301 Olympic Blvd., Ste. 680
         Los Angeles, CA 90064

ITEM 2.           Identity and Background
-----------------------------------------

         (a)  Name:
         Gerald R. Newman

         MergersLawyer.net, Inc., a California corporation

         (b) Residence or business address:
         289 S. Robertson Blvd., Suite 313
         Beverly Hills, CA. 90211


         (e) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Gerald R. Newman is an attorney

            Law Offices of Gerald R. Newman
            289 S. Robertson Blvd., Suite 313
            Beverly Hills, CA.  90211

           The principal business of MergersLawyer.net is acting as a finder of business buyers and sellers.
           Gerald Newman is also an officer, director and controlling shareholder of MergersLawyer.net, Inc., a California corporation. Indirect beneficial ownership of the shares owned by MergersLawyer.net may be attributed to Mr. Newman because of his control relationship with MergersLawyer.net.


         (d,e) Legal Proceedings

           During the last five years, neither Gerald Newman nor MergersLawyer.net, Inc. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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           During the last five years, neither Gerald Newman nor
           MergersLawyer.net, Inc. have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

            USA


ITEM 3.           Source and Amount of Funds or Other Consideration
-------------------------------------------------------------------

           Gerald R. Newman, an outside attorney, has provided services to the company since December 2001. The company issued Mr. Newman 300,000 shares of common stock on or about May 16, 2003 for strategic consulting and business advisory services rendered from April 2002 to May 2003. From December 2001 to May 2003, Mr. Newman received an aggregate of 500,000 shares for such services.

           In June 2003, American IDC Corp. completed the purchase of the website domain www.MyCoffeeDate.com from Gerald R. Newman, an individual ("Newman") and Robert Schumacher, an individual ("Schumacher"), including all intellectual property, website copy, business plan and related property of Newman and Schumacher. MyCoffeeDate.com is an online dating website focusing on matchmaking in a coffee shop environment. The purchase also included all website domains owned by Newman and Schumacher that relate to online dating and contain the component "match", e.g. MatchJewishSingles.com, MatchBlackSingles.com, MatchChristianSingles.com, etc., and the website domain entitled www.SinglesZoo.com. In exchange for these assets and cancellation of the Agreement to Reorganize the Company, entered into with Newman and other specified individuals on December 23, 2002, ACNI issued Newman 300,000 restricted shares of ACNI common stock on March 19, 2003 and issued MergersLawyer.net 1,200,000 shares of restricted common stock on June 10, 2003.


ITEM 4.           Purpose of Transaction
----------------------------------------
            Please see Item No. 3.


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ITEM 5.           Interest in Securities of the Issuer
------------------------------------------------------
            (a) Out of 11,655,000 shares of American IDC outstanding at May 16, 2003, Gerald Newman owned 793,200 shares, or approximately 6.8% of the outstanding common stock of American IDC Corp. Out of 13,055,000 shares of American IDC outstanding at June 10, 2003, MergersLawyer.net owned 1,200,000 shares, or approximately 9.2% of the outstanding common stock of American IDC Corp. Out of 13,055,000 shares of American IDC outstanding at June 10, 2003, Gerald Newman, as a control person of MergersLawyer.net, owned 1,993,200 shares, or approximately 15.3% of the outstanding common stock of American IDC Corp.
            (b) Gerald Newman and MergersLawyer.net, Inc. have the sole power to vote and dispose of the shares described in paragraph (a).

            The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Newman for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any of the 1,200,000 shares of Common Stock owned by MergersLawyer.net.

            (c) In connection with the purchase of certain assets held by Mr. Newman and cancellation of the Agreement to Reorganize the Company, entered into with Newman and other specified individuals on December 23, 2002, ACNI issued Newman 300,000 restricted shares of ACNI common stock on March 19, 2003.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6.           Contracts, Arrangements, Understandings or Relationships with
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Respect to Securities of the Issuer
-----------------------------------

         None.

ITEM 7.           Material to Be Filed as Exhibits
--------------------------------------------------

         The Memorandum of Transactions and Receipt for Stock Payments between the company and Gerald Newman was filed as an exhibit to the company's Form 8-K, filed July 8, 2003 and is incorporated by reference herein.

         The following exhibit is filed herewith:

         Exhibit A - Joint Filing Agreement.




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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2003
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Date

/s/ Gerald Newman
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Signature

Gerald Newman
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Name/Title



September 26, 2003
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Date

/s/ Gerald Newman
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Signature

Gerald Newman
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President, MergersLawyer.net, Inc.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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                                    Exhibit A

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.001 per share, of American IDC Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

            The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated:     September 26, 2003


MergersLawyer.net, Inc.




By: /s/ Gerald Newman
    --------------------------
Name: Gerald Newman
Title:  President




Gerald Newman




/s/ Gerald Newman
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Gerald Newman